UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. __) *

Inventiva S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

46124U107
(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46124U107	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Sofinnova Crossover I SLP (“SC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares), except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”) and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares), except that SP SAS, the management company of SC, may be deemed to have sole voting power, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,114,027 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%[1]
12	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Percentage of class is calculated based on 29,894,757 ordinary shares outstanding as of June 30, 2020, as reported in the Form 6-K filed by Inventiva S.A. with the SEC on September 16, 2020.

CUSIP NO. 46124U107	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Sofinnova Partners SAS, a French corporation (“SP SAS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,114,027 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%[2]
12	TYPE OF REPORTING PERSON (See Instructions) OO

[2]	Percentage of class is calculated based on 29,894,757 ordinary shares outstanding as of June 30, 2020, as reported in the Form 6-K filed by Inventiva S.A. with the SEC on September 16, 2020.

CUSIP NO. 46124U107	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Denis Lucquin (“Lucquin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,114,027 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%[3]
12	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Percentage of class is calculated based on 29,894,757 ordinary shares outstanding as of June 30, 2020, as reported in the Form 6-K filed by Inventiva S.A. with the SEC on September 16, 2020.

CUSIP NO. 46124U107	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Antoine Papiernik (“Papiernik”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,114,027 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%[4]
12	TYPE OF REPORTING PERSON (See Instructions) IN

[4]	Percentage of class is calculated based on 29,894,757 ordinary shares outstanding as of June 30, 2020, as reported in the Form 6-K filed by Inventiva S.A. with the SEC on September 16, 2020.

CUSIP NO. 46124U107	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Henrijette Richter (“Richter”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Danish Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Richter, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Richter, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,114,027 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%[5]
12	TYPE OF REPORTING PERSON (See Instructions) IN

[5]	Percentage of class is calculated based on 29,894,757 ordinary shares outstanding as of June 30, 2020, as reported in the Form 6K filed by Inventiva S.A. with the SEC on September 16, 2020.

CUSIP NO. 46124U107	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Monique Saulnier (“Saulnier”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Danish Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,114,027 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%[6]
12	TYPE OF REPORTING PERSON (See Instructions) IN

[6]	Percentage of class is calculated based on 29,894,757 ordinary shares outstanding as of June 30, 2020, as reported in the Form 6-K filed by Inventiva S.A. with the SEC on September 16, 2020.

CUSIP NO. 46124U107	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS Graziano Seghezzi (“Seghezzi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole voting power, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See row 5.
7

SOLE DISPOSITIVE POWER

3,114,027 ordinary shares (including ordinary shares represented by American depositary shares). SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,114,027 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%[7]
12	TYPE OF REPORTING PERSON (See Instructions) IN

[7]	Percentage of class is calculated based on 29,894,757 ordinary shares outstanding as of June 30, 2020, as reported in the Form 6-K filed by Inventiva S.A. with the SEC on September 16, 2020.

CUSIP NO. 46124U107	Page 9 of 12 Pages

Item 1 (a).	Name of Issuer: Inventiva S.A.

Item 1 (b).	Address of Issuer’s Principal Executive Offices: 50 rue de Dijon, 21121 Daix France.

Item 2 (a).	Name of Person Filing: The persons and entities filing this Schedule 13G are Sofinnova Crossover I SLP (“SC”), Sofinnova Partners SAS (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”) and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS (together with SC and SP SAS, the “Filing Persons”). SP SAS is the management company of SC.

Item 2 (b).	Address of Principal Business Office or, if none, Residence: The address of the principal place of business for each of the Filing Persons is Sofinnova Partners SAS, 7-11 boulevard Hausmann 75009 Paris, France.

Item 2 (c).	Citizenship: SC is a French Partnership. SP SAS is a French Corporation. Lucquin, Papiernik and Saulnier are French citizens. Richter is a Danish citizen. Seghezzi is an Italian citizen.

Item 2 (d).	Title of Class of Securities: Ordinary shares, nominal value €0.01 per share.

Item 2 (e).	CUSIP Number: 46124U107

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

CUSIP NO. 46124U107	Page 10 of 12 Pages

Item 4.	Ownership

(a)	Amount beneficially owned: See Row 9 of the cover page for each of the Filing Persons. Each Filing Person disclaims beneficial ownership with respect to these shares except to the extent of such Filing Person’s pecuniary interest therein.

(b)	Percent of class: See Row 10 of the cover page for each of the Filing Persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons.

(ii)	Shared power to vote or to direct the vote. See Row 6 of the cover page for each of the Filing Persons.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each of the Filing Persons.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each of the Filing Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP NO. 46124U107	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2021

SOFINNOVA CROSSOVER I SLP		SOFINNOVA PARTNERS SAS
By: Sofinnova Partners SAS

		By:	/s/ Monique Saulnier
By:	/s/ Monique Saulnier	Name:	Monique Saulnier
Name:	Monique Saulnier	Title:	Managing Partner
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi

CUSIP NO. 46124U107	Page 12 of 12 Pages

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares of Inventiva S.A. and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 4th day of February, 2021.

SOFINNOVA CROSSOVER I SLP		SOFINNOVA PARTNERS SAS
By: Sofinnova Partners SAS

		By:	/s/ Monique Saulnier
By:	/s/ Monique Saulnier	Name:	Monique Saulnier
Name:	Monique Saulnier	Title:	Managing Partner
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi